UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

1st Source Corporation
(Name of Issuer)

Common Stock Without Par Value
(Title of Class of Securities)

336901103
(CUSIP Number)

October 8, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act“) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336901103

1		NAMES OF REPORTING PERSONS Oliver Cromwell Carmichael III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 63,372

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 63,372

	8	SHARED DISPOSITIVE POWER 1,448,118
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,490
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (1)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 26,894,902 outstanding shares of the Issuer’s common stock as of February 12, 2016, as reported by the Issuer to the reporting person.

Item 1.
(a)    Name of Issuer

1st Source Corporation (the “Issuer”)

(b)    Address of Issuer’s Principal Executive Offices

100 North Michigan Street
South Bend, Indiana 46601

Item 2.
(a)    Name of Person Filing

Oliver Cromwell Carmichael III

(b)    Address of Principal Business Office or, if none, Residence

3212 West End Avenue
Suite 500
Nashville, Tennessee 37203

(c)    Citizenship

United States

(d)    Title of Class of Securities

Common Stock Without Par Value (“Common Stock”)

(e)    CUSIP Number

336901103

Item 3.    If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act.

(b)    ☐    Bank as defined in section 3(a)(6) of the Act.

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act.

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940.

(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)    ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940.

(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)    ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.    Ownership

(a)    Amount Beneficially Owned

1,511,490

The number of shares of the Issuer’s Common Stock beneficially owned by Mr. Carmichael is presented as of October 8, 2015, the date Mr. Carmichael was first deemed to be the beneficial owner of more than five percent of the outstanding shares of the Issuer’s Common Stock. There have been no change in the number of shares of the Issuer’s Common Stock beneficially owned by Mr. Carmichael as of December 31, 2015 or as of the date hereof, although the number of outstanding shares of the Issuer’s Common Stock has decreased since October 8, 2015.

(b)    Percent of Class

5.6%

The percentage of shares beneficially owned is based on 26,894,902 outstanding shares of the Issuer’s Common Stock as of February 12, 2016, as reported by the Issuer to Mr. Carmichael.

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote

63,372

(ii)    Shared power to vote or to direct the vote

0

(iii)    Sole power to dispose or to direct the disposition of

63,372

(iv)    Shared power to dispose or to direct the disposition of

1,448,118

Item 5.    Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Effective October 8, 2015, Mr. Oliver Cromwell Carmichael III was appointed as the representative to certain trusts for the benefit of his family line. The group of trusts to which Mr. Carmichael currently serves as representative held 1,448,118 shares of the Issuer’s Common Stock as of October 8, 2015 and as of the date hereof. 1st Source Bank is the trustee of these trusts. The terms of the trusts allow Mr. Carmichael to direct the trustee to (or appoint a special trustee to) diversify the holdings of the Issuer’s Common Stock in such trusts. As family line representative, Mr. Carmichael may also (i) direct the trustee to engage an independent proxy service to provide voting recommendations to the trustee, in which case the trustee has agreed to vote the Issuer’s Common Stock held by the applicable trusts in accordance with the recommendations of such independent proxy service, unless to do so would be contrary to applicable Securities and Exchange Commission legal and regulatory guidelines and requirements or violate the trustee’s fiduciary obligations, or (ii) appoint a special trustee, which special trustee would have the power to vote the Issuer’s Common Stock held by the applicable trusts.

The inclusion of the reporting person and the reported securities in this Schedule 13G shall not be deemed an admission of beneficial ownership by the reporting person for purposes of Section 13(d) or Section 13(g) of the Act, or for any other purpose.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2016
Date

/s/ Oliver Cromwell Carmichael III
Signature

Oliver Cromwell Carmichael III
Name/Title